SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM SD

Specialized Disclosure Report

Commission File No. 001-36566

Mobileye N.V.

(Exact name of the registrant as specified in its charter)

Har Hotzvim

13 Hartom Street

P.O. Box 45157

Jerusalem 9777513, Israel

(Address of principal executive offices)

Ofer Maharshak

Chief Financial Officer

+972 2 541 7333

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2015

SECTION 1 – CONFLICT MINERALS DISCLOSURE

Item 1.01	Conflict Minerals Disclosure and Report

This Form SD of Mobileye N.V. (together with its subsidiaries, “Mobileye,” “we,” “us” and “Company”) is filed pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended (the “Rule”), and in accordance with the Instructions to Form SD, as modified by the Updated Statement on the Effect of the Court of Appeals Decision on the Conflict Minerals Rule issued by the Division of Corporation Finance of the Securities and Exchange Commission (“SEC”) on April 7, 2017 (the “April 2017 Guidance”). This Form SD does not address Item 1.01(c) of Form SD in reliance on the April 2017 Guidance.

The Rule was adopted by the SEC under Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act to implement reporting and disclosure requirements related to “conflict minerals” (defined by the SEC as tantalum, tin, tungsten and gold) (collectively, “3TG”). Pursuant to the Rule, publicly traded companies must submit a report to the SEC after examining whether 3TG originating in the Democratic Republic of Congo or adjoining countries (Angola, Burundi, The Central African Republic, The Republic of the Congo, Rwanda, South Sudan, Tanzania, Uganda and Zambia) (together, the “Covered Countries”) are present in the products the company manufactures or contracts to manufacture and if any of such 3TG is necessary to the functionality or production of such products.

This Form SD has been filed with the SEC and is publicly available on our website at www.mobileye.com. The information included on our website and other materials referenced in this Form SD are not incorporated by reference into this Form SD.

Conflict Minerals Disclosure

1. Company Overview

Mobileye is the global leader in the development of computer vision and machine learning, data analysis, localization and mapping for Advanced Driver Assistance Systems (ADAS) and autonomous driving technologies. Mobileye’s products are able to detect roadway markings, such as lanes, road boundaries, barriers and similar items, and identify and read traffic signs, directional signs and traffic lights. These capabilities and technologies have enabled Mobileye to create a Roadbook™ of localized drivable paths and visual landmarks using our proprietary REM™ technology through crowd sourcing. As a result, in cooperation with its partners, Mobileye can provide mapping for autonomous driving. Mobileye’s products are or will be integrated into car models from more than 25 global automakers and are also available in the aftermarket. Mobileye’s technology keeps passengers safer on the roads, reduces the risks of traffic accidents, saves lives and has the potential to revolutionize the driving experience by enabling autonomous driving. Mobileye’s proprietary software algorithms and EyeQ® chips perform detailed interpretations of the visual field in order to anticipate possible collisions with other vehicles, pedestrians, cyclists, animals, debris and other obstacles.

2. Products Overview

We manage our products on the basis of two reportable segments:

•	Our Original Equipment Manufacturer (OEM) segment supplies OEMs with the proprietary software algorithms and EyeQ® chip, through our arrangements with automotive system integrators, known as Tier 1 companies, which are direct suppliers to vehicle manufacturers. We also sell testing equipment for the purposes of evaluating the system performance.

•	Our Aftermarket (AM) segment sells a complete system, which is comprised of our proprietary software algorithms, the EyeQ® chip, as well as a camera and other necessary components. The complete system offers a variety of ADAS functions to end customers including commercial fleet owners, fleet management system providers, new vehicle dealers and importers.

3. Reasonable Country of Origin Inquiry

We are not engaged in the mining and trade of minerals, nor in any refining or smelting activities, and we do not conduct business directly with smelters and refiners. However, we conducted an analysis of our products and found that 3TG can be found in our products and is necessary to the functionality or production of our products. Therefore, we are subject to the reporting obligations of the Rule. In accordance with the Rule, we undertook a reasonable country of origin inquiry (“RCOI”) for the reporting period from January 1, 2015 to December 31, 2015 to determine whether the 3TG necessary to the functionality or production of our products was sourced from Covered Countries or are from recycled or scrap sources.

Pursuant to our Conflict Minerals Compliance Policy, we strive to meet the applicable reporting obligations under the Rule and to exercise due diligence with relevant suppliers consistent with the OECD Due Diligence Guidance for Responsible Supply Chain of Minerals from Conflict – Affected and High Risk Areas (the “OECD Guidance”). The OECD is an international organization that is endorsed by the United Nations and the OECD Guidance currently offers the only recognized framework available for use. We encourage our suppliers to meet the applicable reporting obligations and exercise due diligence with their suppliers. Accordingly, we take measures to enhance our supply chain due diligence and internal controls to increase transparency, ensure responsible procurement by our supply chain and drive positive change. The design of our due diligence process relates to “downstream” purchasers of products and components.

Pursuant to our due diligence process, the RCOI was conducted using the Conflict Minerals Reporting Template (“CMRT”) provided by the Conflict-Free Sourcing Initiative (“CFSI”), with all of the suppliers which were identified within our supply chain. Suppliers’ responses were analyzed on an ongoing basis and we made further inquiries as deemed appropriate by members of our Conflict Minerals Compliance Team. We distinguished between supplier responses pursuant to their evaluation against our conflict mineral risk level categories developed and utilized by us to determine: (1) the risk level applicable to the supplier regarding 3TG; and (2) which responses require further inquiry with our suppliers. These categories include, for example, incomplete responses or discrepancies in suppliers responses between the data reported in the CMRT and by CFSI validations. Suppliers were contacted via e-mail or telephone to improve the quality of responses and increase the response rate.

Additional factual inquiries and actions were taken with respect to suppliers identified as a high risk factor to our supply chain. These included requests for additional information relating to representations made by suppliers as well as further efforts with non-responsive suppliers and encouraging them to comply with the obligations under the Rule and our Conflict Minerals Compliance Policy.

The response rate among the suppliers surveyed was approximately 90%. We identified 376 smelters and refiners as potential sources of 3TG that was reported to be in the supply chain.

The RCOI for the reporting period from January 1, 2016 to December 31, 2016 is not complete as of the date hereof because more time is needed to complete the RCOI and receive a sufficient number of responses from suppliers.

Item 1.02	Exhibit

Not applicable.

SECTION 2 – EXHIBITS

Item 2.01	Exhibits

Not applicable.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 31, 2017

MOBILEYE N.V.

By:	/s/ Ofer Maharshak
Ofer Maharshak
Chief Financial Officer